August 1, 2008

Via EDGAR and Federal Express

Jeffrey P. Riedler, Esq.
United States Securities Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	FMG Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 1, 2008
File No. 333-150327

Dear Mr. Riedler:

FMG Acquisition Corp. (“FMG”, the “Company”, “we”, “us” or “our”), is are electronically transmitting hereunder a copy of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement/Proxy on Form S-4 (the “Form S-4”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 1, 2008 (File No. 333-150327), together with this letter.

This letter responds to the Staff’s comments set forth in a letter dated July 17, 2008 with respect to the Form S-4 which was filed in connection with the proposed merger (the “Merger”) between the Company and United Insurance Holdings, L.C. (“United”). Marked courtesy copies of this filing are being sent via overnight courier to yourself, Ms. Rose Zukin, Ms. Suzanne Hayes, Mr. Frank Wyman and Mr. Carlton Tartar. In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

Amendment No. 3 to Form S-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations of United Insurance Holdings L.C.

Critical Accounting Policies, page 98

1.
Please refer to prior comment six. We acknowledge your revised disclosure. However, we continue to believe that it does not allow investors to adequately understand the specific methods used to establish your reserve estimate, the nature of known trends implicit in your adjustments to reserve assumptions and your assessment of the impact on reported results, financial condition and liquidity of the variability implicit in your most recent reserve estimate. Please expand your disclosure to include the following information.

a.	Quantify the case reserves and IBNR for each period presented.

In accordance with the Staff’s comment, we have updated the table on page 98 to include the amount of case reserves and IBNR as of December 31, 2007 and 2006.

b.
Describe the specific factors that you considered in selecting one actuarial method over another method for each period presented. Also, quantify the impact of changes in method for each period presented.

In accordance with the Staff’s comment, we have added language to clarify the actuarial methods utilized in each period presented and the fact that there were no changes in actuarial method during any of the periods presented. In addition, in modifying our disclosure, we deleted the individual descriptions of the Paid Bornhuetter-Ferguson model and the Expected Loss method. The Paid Bornhuetter-Ferguson model is only used to project ultimate ALAE, which comprises a very small portion of our loss and LAE reserves. The Expected Loss method is not used individually to project either loss or LAE; it is used as an input in the Incurred Bornhuetter-Ferguson models which are described separately. For these reasons, we do not believe that continued inclusion of the descriptions of either model provides beneficial information for potential investors.

c.
Quantify the key reserve assumptions that have materially affected your loss and LAE reserves, such as those related to frequency and severity of homeowners claims. Describe and quantify 2007 assumption changes related to the $5.8 million reserve release. Explain more specifically the nature of known trends that support your changes in key assumptions.

In accordance with the Staff’s comment, we have added disclosure to address how key reserve assumptions affect our loss and LAE reserves. In addition, we have added language to describe and quantify the $5.8 million reserve release as it relates to prior accident years. We have also added language to specifically address the nature of known trends that affect development factors.

d.
You state that the $5.8 million reserve release represents the net of $9.3 million of additional payments on prior accident years and $15.1 million of decreases in reserves for unpaid losses. This explanation appears to indicate that you have presented this $9.3 million of claim payments as both incurred and paid in the reserve roll forward table of page 98. Please explain this apparent inconsistency. Also, your explanation appears to indicate that the 2007 reserve release amounted to $15.1 million rather than $5.8 million. Please provide an expanded and clearer explanation and quantification supporting your 2007 reserve release.

We have modified our explanation to address the apparent inconsistency and to clarify the amount of the $15.1 million reserve release. In addition, we believe that we have provided an expanded and clearer explanation and quantification supporting the 2007 reserve release.

e.
The table on page 99 shows a range of hypothetical rather than reasonably like changes in your December 31, 2007 loss reserves. Also, your disclosure of the impact on equity appears to reflect only the multiplication of adjusted loss reserves net of reinsurance by the hypothetical reserve change percentage. You do not show the impact of reasonably likely changes in individual reserve assumptions, such as those inherent variability of claim frequency and severity for homeowner reserves. Please revise this disclosure to show the impact of reasonably likely changes in key reserve assumptions at December 31, 2007 on your future operating results, financial position, and liquidity. Explain your basis for concluding that these potential variability scenarios are reasonably likely, particularly if they diverge materially from your favorable 2007 loss development experience.

In accordance with the Staff’s comment, we have determined that a range is more appropriate to demonstrate how the reasonably likely changes in a key reserve factor would impact our future operating results, financial position, and liquidity. We also included language that would address the fact that we do not believe that it is reasonably likely that we will have loss development experience that would diverge materially from our 2007 experience.

Results of Operations, page 105

2.
Please refer to prior comment seven. We acknowledge your revised disclosure. However, we continue to have difficulty in understanding the factors that caused your favorable loss development in 2007. In particular, as discussed above, your actual reserve release appears to have amounted to $15.1 million rather than $5.8 million. Please clarify your disclosure to describe more specifically and quantify the factors that caused the 2007 improvement in your loss development experience. Discuss more specifically and quantify the impact of the reduction in reported claims from 5,354 in 2006 and 2,463 in 2007. In order to facilitate investors’ determination of likelihood that your past performance is indicative of future performance, ensure that your disclosure provides an adequate discussion of the reasonably likely impact of known loss development trends at December 31, 2007 on future operating results. Also, we were unable to locate your new disclosure that addresses the impact of reinsurance ceded activities on results of operations for each period presented. Please tell us where you have provided this disclosure.

In accordance with the Staff’s comment, we have clarified our disclosure as it relates to the factors that caused the 2007 improvement in our loss development experience. In addition, we clarified our disclosure to discuss the fact that our reinsurance program covered all CAT claims at 100% in all years presented so there was no impact on the loss and LAE expense for these claims. We have also included forward looking language as it relates to the reasonably likely impact of known loss development trends at December 31, 2007 on future operating results.

We would like to highlight that our disclosure as it relates to the reinsurance program effect on revenue is disclosed on page 106 under Gross Premiums Ceded. We have added language to address the impact of our reinsurance program on Loss and LAE expense in this amendment to the Form S-4.

Unaudited Pro Forma Combined Financial Information, page 122

3.
In your pro forma statements of operation on pages 124 and 126, you disclose earnings per share for United based on the 8.75 million shares of FMG to be received in the proposed merger. Since United did not have common shares outstanding prior to the merger, we believe your disclosures should be revised to eliminate these references. Note that the amounts presented for each of United and FMG should be based solely on the historical financial statements.

We have updated our pro form statements of operations for the year ended December 31, 2007 and for the period ended March 31, 2008 to eliminate the effect on EPS of the 8.75 million shares of FMG to be received in the proposed merger.

If you have any further questions or comments, please contact the undersigned or our counsel, Adam Mimeles, Esq., Ellenoff Grossman & Schole LLP, 150 East 42nd Street, New York, NY 10017-6503; telephone (212) 370-1300, facsimile (212) 370-7889.

Very truly yours,

By:	/s/ Gordon G. Pratt
Gordon G. Pratt
Chairman and Chief Executive Officer

cc:	Douglas S. Ellenoff, Esq.
Carolyn Long, Esq.